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Exhibit 99.1

First Quarter Report 2007

QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS

UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") reported first quarter net income of $24.9 million, or $0.21 per share, compared to net income of $37.2 million, or $0.35 per share, in the first quarter of 2006. Gold production in the first quarter of 2007 was 58,588 ounces compared to 64,235 ounces in the first quarter of 2006. Cash provided from operating activities was $56.1 million in the first quarter of 2007 compared to $19.7 million in the prior year's first quarter.

        Year to date ore processed was up 1.5% to 671,484 tonnes in the first three months of 2007 compared to the same period in 2006.

        The table below summarizes the key variances in net income for the first quarter of 2007 from the net income reported for the same periods in 2006.

(millions of dollars)	First Quarter
Decrease in gold revenue	$(4.6)
Increase in copper and silver revenues	9.8
Increase in zinc revenue	4.9
Gain on sale of available-for-sale securities	(19.7)
Increase in amortization	(0.9)
Gain on base metal contracts	1.3
Increased income and mining and federal capital taxes	(3.9)
Corporate costs and other	0.8

Net negative variance	$(12.3)

        In the first quarter of 2007, revenues from mining operations increased to $100.7 million from $90.6 million in the first quarter of 2006. While sales volume decreased for all metals, except for silver, for the first quarter compared to the same period in 2006, realized prices for all metals increased in 2007 compared to the same periods in 2006.

        The gain on sale of available-for-sale securities decreased substantially in the first quarter quarter of 2007 compared to the first quarter of 2006 since the Company liquidated a substantial portion of its portfolio in 2006 resulting in a gain before taxes of $21.6 million.

        During the first quarter of 2007, the Company reported a loss on its derivative financial instruments of $6.1 million which consisted of a $5.7 million mark-to-market loss on a gold hedge purchased by the Company to extinguish an existing gold hedge held by Cumberland Resources. The full acquisition of Cumberland Resources is expected to occur during the second quarter of 2007. Once the acquisition occurs, both hedge positions will be effectively extinguished at no further cost.

        Exploration and amortization expenditures in the first quarter of 2007 were consistent with the same period in 2006.

        General and administrative expenditures amounted to $9.1 million during the first quarter of 2007 compared to $5.5 million in the first quarter of 2006. The $3.6 million increase is mainly attributable to higher stock-based compensation resulting from higher than expected volatility assumed in the Black-Scholes model valuation.

        In the first quarter of 2007, total cash costs per ounce decreased to $(332) per ounce of gold produced from $(241) per ounce in the first quarter of 2006. The main driver leading to the decrease in total cash costs for the quarter was higher byproduct metal revenue due to increased realized prices for all metals.

        Minesite costs per tonne increased to C$64 in the first quarter of 2007 from C$57 in the first quarter of 2006 since production costs increased by 9% to $36.2 million from $33.2 million. These costs increased due to higher than expected input costs such as fuel and increased equipment maintenance and ground support expenses.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements:

(thousands of dollars, except where noted)	Three months ended March 31, 2007	Three months ended March 31, 2006
Production costs per Consolidated Statements of Income	$36,178	$33,187
Adjustments:
Byproduct revenues	(62,744)	(48,039)
Inventory adjustment(i)	7,400	(504)
Non-cash reclamation provision	(263)	(105)

Cash operating costs	$(19,429)	$(15,461)

Gold production (ounces)	58,588	64,235

Total cash costs (per ounce)(ii)	$(332)	$(241)

(thousands of dollars, except where noted)	Three months ended March 31, 2007	Three months ended March 31, 2006
Production costs per Consolidated Statements of Income	$36,178	$33,187
Adjustments:
Inventory adjustments(iii)	1,001	110
Non-cash reclamation provision	(263)	(105)

Minesite operating costs (US$)	$36,916	$33,192

Minesite operating costs (C$)	$42,682	$38,005

Tonnes of ore milled (000's tonnes)	672	662

Minesite costs per tonne (C$)(iv)	$64	$57

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated

  Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        The Company is targeting gold production of approximately 240,000 ounces in 2007 with total cash costs expected to be negative, as the Company continues to benefit from higher byproduct production and metal prices.

Liquidity and Capital Resources

        At March 31, 2007, Agnico-Eagle's cash and cash equivalents balance was $427.6 million, of which short-term investments were nil, while working capital was $546.4 million. At December 31, 2006, the Company had $288.6 million in cash and cash equivalents, of which short-term investments were $170.0 million, and $550.9 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and other various factors. As of March 31, 2007, there were no short-term investments.

        Cash provided by operating activities was $56.1 million in the first quarter of 2007 compared to $19.7 million in the first quarter of 2006. Cash provided by operating activities for the first quarter of 2007 was positively impacted by higher gold and byproduct metal prices.

        The Company currently has $300 million in undrawn credit lines. Although there are currently no amounts drawn on the $300 million credit facility, the amount available under the facility is reduced by outstanding letters of credit to approximately $288 million. The facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends, make investments or loans, transfer assets or make expenditures that are not consistent with mine plans and operating budgets delivered pursuant to the facility. The facility also requires the Company to maintain specified financial ratios and meet financial condition covenants. Letters of credit issued as security for pension and environmental obligations decrease the amount available under the facility.

        For the three months ended March 31, 2007, capital expenditures were $63.0 million compared to $21.0 million in the three months ended March 31, 2006. The significant increase is mainly attributable to the increased capital expenditures on Kittila, Goldex and the LaRonde extension. Capital expenditures on Kittila during the first quarter of 2007 amounted to $19.1 million compared to nil during the first quarter of 2006. Goldex capital expenditures increased to $20.0 million in the first quarter of 2007 from $9.2 million in the first quarter of 2006. All of these increased capital expenditures are in line with the Company's primary objective of growth. For the full year, forecasted capital expenditures are now estimated to be over $400 million, as the Company is expected to take full control of the Meadowbank project in the second quarter.

        In addition, the Company entered into a series of gold derivative transactions in connection with the take-over bid for Cumberland in February 2007. Prior to announcement of the take-over bid by Agnico, Cumberland secured a gold loan facility for up to 420,000 ounces. As part of the condition of the gold loan, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. As Agnico-Eagle's philosophy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position. Accordingly, Agnico-Eagle effectively extinguished Cumberland's hedge position for a cost of $15.9 million. Subsequent to the end of the first quarter, the Company gained control of Cumberland and the two gold positions effectively extinguish themselves.

        During the first quarter of 2007, the Company purchased $8.5 million of Stornoway debentures. This purchase consisted of Stornoway C$5 million in unsecured Series A Convertible Debentures and C$5 million in unsecured Series B Convertible Debentures. Both series of debentures mature two years after their date of issue and interest is payable under the debentures quarterly at 12% per annum. At the option of Stornoway, interest payments may be paid in cash or in shares of Stornoway. On the maturity date, the principal amount of the Series A Debentures may be repaid in cash or shares at Stornoway's election and the Series B Debentures must be repaid in cash or shares at the Company's election.

        Also in the first quarter of 2007, the Company paid out the 2006 annual dividend, amounting to $13.4 million compared to $3.2 million in the first quarter of 2006. The annual dividend increased to $0.12 per share for 2006 from $0.03 per share in 2005.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2007	2006
Income and cash flows
LaRonde Mine
Revenues from mining operations	$100,730	$90,581
Production costs	36,178	33,187

Gross profit (exclusive of amortization shown below)	$64,552	$57,394
Amortization	6,928	5,997

Gross profit	$57,624	$51,397

Net income for the period	$24,922	$37,190
Net income per share (basic)	$0.21	$0.35
Net income per share (diluted)	$0.20	$0.34
Cash provided by operating activities	$56,066	$19,711
Cash provided by (used in) investing activities	$90,748	$(50,969)
Cash provided by (used in) financing activities	$(10,663)	$45,456
Weighted average number of common shares outstanding — basic (in thousands)	121,159	106,127
Tonnes of ore milled	671,484	661,528
Head grades:
Gold (grams per tonne)	3.00	3.30
Silver (grams per tonne)	84.40	77.00
Zinc	3.71%	3.79%
Copper	0.39%	0.41%
Recovery rates:
Gold	90.66%	91.91%
Silver	87.40%	86.50%
Zinc	85.30%	86.70%
Copper	84.80%	83.80%
Payable production:
Gold (ounces)	58,588	64,235
Silver (ounces in thousands)	1,397	1,227
Zinc (tonnes)	17,944	18,462
Copper (tonnes)	1,990	2,053
Payable metal sold:
Gold (ounces)	56,758	69,677
Silver (ounces in thousands)	1,624	1,190
Zinc (tonnes)	17,767	18,179
Copper (tonnes)	1,978	2,038
Realized prices:
Gold (per ounce)	$669	$611
Silver (per ounce)	$13.82	$10.83
Zinc (per tonne)	$2,798	$2,640
Copper (per tonne)	$6,090	$5,812
Total cash costs (per ounce):
Production costs	$617	$517
Less: Net byproduct revenues	(1,071)	(748)
Inventory adjustments	126	(8)
Accretion expense and other	(4)	(2)

Total cash costs (per ounce)	$(332)	$(241)

Minesite costs per tonne milled (C$)	$64	$57

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
Consolidated Financial Data
Income and cash flows
LaRonde Division
Revenues from mining operations	$49,572	$58,608	$71,392	$90,581	$126,872	$108,798	$138,381	$100,730
Production costs	30,268	32,548	33,576	33,187	35,567	36,456	38,543	36,178

Gross profit (exclusive of amortization shown below)	$19,304	$26,060	$37,816	$57,394	$91,305	$72,342	$99,838	$64,552
Amortization	5,983	6,276	6,592	5,997	6,108	6,119	7,031	6,928

Gross profit	$13,321	$19,784	$31,224	$51,397	$85,197	$66,223	$92,807	$57,624

Net income for the period	$12,794	$2,057	$11,695	$37,190	$37,092	$45,203	$41,852	$24,922
Net income per share (basic)	$0.15	$0.02	$0.13	$0.35	$0.32	$0.38	$0.35	$0.21
Net income per share (diluted)	$0.15	$0.02	$0.13	$0.34	$0.31	$0.37	$0.34	$0.20
Cash provided by operating activities	$19,103	$11,151	$24,621	$19,711	$48,095	$73,945	$84,501	$56,066
Cash provided by (used in) investing activities	$(29,586)	$(42,467)	$(31,635)	$(50,969)	$(5,578)	$(185,498)	$(57,378)	$90,748
Cash provided by (used in) financing activities	$920	$9,431	$2,433	$45,456	$246,449	$2,268	$4,406	$(10,663)
Weighted average number of common shares outstanding (basic — in thousands)	86,220	86,638	97,127	106,127	114,434	120,386	120,897	121,159

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at March 31, 2007	As at December 31, 2006
ASSETS
Current
Cash and cash equivalents	$427,615	$288,575
Short-term investments	—	170,042
Metals awaiting settlement	75,180	84,987
Inventories:
Ore stockpiles	3,932	2,330
Concentrates	4,855	3,794
Supplies	10,970	11,152
Fair value of derivative financial instruments	10,152	—
Other current assets	67,314	61,953

Total current assets	600,018	622,833
Other assets	14,561	7,737
Future income and mining tax assets	6,141	31,059
Property, plant and mine development	914,737	859,859

	$1,535,457	$1,521,488

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$35,594	$42,538
Dividends payable	647	15,166
Income taxes payable	17,422	14,231

Total current liabilities	53,663	71,935

Reclamation provision and other liabilities	26,922	27,457

Future income and mining tax liabilities	167,356	169,691

Shareholders' equity
Common shares
Authorized — unlimited
Issued — 121,209,748 (December 31, 2006 — 121,025,635) (note 5)	1,235,422	1,230,654
Stock options	10,255	5,884
Warrants	15,717	15,723
Contributed surplus	15,128	15,128
Retained earnings	23,450	3,015
Accumulated other comprehensive loss	(12,456)	(17,999)

Total shareholders' equity	1,287,516	1,252,405

	$1,535,457	$1,521,488

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2007	2006
REVENUES
Revenues from mining operations	$100,730	$90,581
Interest and sundry income	5,274	1,480
Gain on sale of available-for-sale securities (note 7)	1,865	21,574

	107,869	113,635
COSTS AND EXPENSES
Production	36,178	33,187
Loss on derivative financial instruments (note 9)	6,128	7,431
Exploration and corporate development	5,829	5,517
Equity loss in junior exploration companies	—	84
Amortization	6,928	5,997
General and administrative	9,053	5,544
Provincial capital tax	1,062	553
Interest	751	1,357
Foreign currency loss (gain)	(1,267)	1,868

Income before income, mining and federal capital taxes	43,207	52,097
Federal capital tax	—	204
Income and mining tax expense	18,285	14,703

Net income for the period	$24,922	$37,190

Net income per share — basic	$0.21	$0.35

Net income per share — diluted	$0.20	$0.34

Weighted average number of shares outstanding (in thousands)
Basic	121,159	106,127
Diluted	125,649	108,598
Comprehensive income:
Net income for the period	$24,922	$37,190

Other comprehensive income (loss):
Unrealized gain on available-for-sale securities	6,722	2,143
Adjustments for derivative instruments maturing during the period	406	(544)
Adjustments for realized gains on available-for-sale securities due to dispositions during the period	(1,582)	(12,027)
Amortization of unrecognized loss on pension liability	(4)	—
Tax effect of other comprehensive income (loss) items	1	(85)

Other comprehensive income (loss) for the period	5,543	(10,513)

Total comprehensive income for the period	$30,465	$26,677

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2007	2006
Retained earnings (deficit)
Balance, beginning of period	$3,015	$(138,697)
Stockpile inventory adjustment, net of tax (note 3)	—	(5,102)
FIN 48 adjustment (note 3)	(4,487)	—
Net income for the period	24,922	37,190

Balance, end of period	$23,450	$(106,609)

Accumulated other comprehensive loss
Balance, beginning of period	$(17,999)	$(4,624)
Other comprehensive income (loss) for the period	5,543	(10,513)

Balance, end of period	$(12,456)	$(15,137)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2007	2006
Operating activities
Net income for the period	$24,922	$37,190
Add (deduct) items not affecting cash:
Amortization	6,928	5,997
Future income and mining taxes	16,330	11,702
Unrealized loss on derivative contracts	5,723	6,683
Gain on sale of available-for-sale securities	(1,865)	(21,574)
Amortization of deferred costs and other	4,449	1,854
Changes in non-cash working capital balances
Metals awaiting settlement	9,807	(8,908)
Income taxes payable	3,191	3,289
Other taxes recoverable	3,169	3,986
Inventories	(2,591)	(2,151)
Other current assets	(7,053)	(2,905)
Accounts payable and accrued liabilities	(6,944)	(13,209)
Interest payable	—	(2,243)

Cash provided by operating activities	56,066	19,711

Investing activities
Additions to property, plant and mine development	(62,974)	(20,975)
Purchase of gold derivatives (note 9)	(15,875)	—
Acquisition of Pinos Altos property	—	(32,500)
Recoverable Value Added Tax on acquisition of Pinos Altos property	9,750	(9,750)
Decrease in short-term investments	170,042	9,016
Proceeds on sale of available-for-sale securities and other	1,589	32,019
Purchases of available-for-sale securities	(3,265)	—
Purchase of Stornoway debentures	(8,519)	—
Decrease in restricted cash	—	(28,779)

Cash provided by (used) in investing activities	90,748	(50,969)

Financing activities
Dividends paid	(13,406)	(3,166)
Short-term debt	—	3,264
Proceeds from common shares issued	2,743	46,280
Share issue costs	—	(922)

Cash provided by (used in) financing activities	(10,663)	45,456

Effect of exchange rate changes on cash and cash equivalents	2,889	(34)

Net increase in cash and cash equivalents during the period	139,040	14,164
Cash and cash equivalents, beginning of period	288,575	61,155

Cash and cash equivalents, end of period	$427,615	$75,319

Other operating cash flow information:
Interest paid during the period	$589	$4,681

Income, mining and capital taxes paid during the period	$25	$484

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2007

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2007 and the results of operations and cash flows for the three months ended March 31, 2007 and 2006.

  Operating results for the three-month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2006 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2006.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2006 audited consolidated annual financial statements except for the application of the Financial Accounting Standards Board's ("FASB") interpretation no. 48, Accounting for Uncertainty in Income Taxes.

  Agnico-Eagle Mines Limited ("Agnico-Eagle" or "the Company") adopted FASB Interpretation No. 48 on January 1, 2007 and as a result of the implementation of this interpretation, future tax assets and retained earnings decreased by $4.5 million. There was no change in unrecognized tax benefits.

4.     LONG-TERM DEBT

  During the first quarter of 2006, the Company extinguished the remainder of its Convertible Debentures. Between January 1, 2006 and February 15, 2006, holders representing $131.8 million aggregate principal amount converted their debentures into 9,413,189 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 freely tradeable common shares.

5.     CAPITAL STOCK

  For the first quarter of 2007 and 2006, the Company's warrants were dilutive and were included in the calculation of diluted net income per share.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at March 31, 2007 were exercised:

Common shares outstanding at March 31, 2007	121,209,748
Employees' stock options	3,558,415
Warrants	6,893,630

131,661,793

  During the three-month period ended March 31, 2007, 103,875 (2006 — 1,547,985) employee stock options were exercised for cash of $1.6 million (2006 — $22.8 million) and 1,195,000 (2006 — 1,232,000) options were granted with a weighted average exercise price of C$48.09 (2006 — C$24.52).

  During the first quarter of 2006, the Company closed two private placements from treasury for a total of 1,226,000 flow-through shares for total proceeds of $35 million. The funds were raised in three tranches during February and March 2006. Effective December 31, 2006, the Company renounced an equivalent amount of tax deductions from its exploration program expenditures to the investors.

6.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	Three months ended March 31, 2007
	# of Options	Weighted average exercise price
Outstanding, beginning of period	2,478,790	C$19.55
Granted	1,195,000	C$48.09
Exercised	(103,875)	C$18.30
Cancelled	(11,500)	C$15.93

Outstanding, end of period	3,558,415	C$29.18

Options exercisable at end of period	1,734,290	C$23.08

7.     GAIN ON SALE OF AVAILABLE-FOR-SALE SECURITIES

  During the quarter, the Company received proceeds of $2.4 million from the sale of certain available-for-sale securities and recognized a gain before taxes of $1.9 million.

  During the first quarter of 2006, the Company liquidated a substantial portion of its portfolio of available-for-sale securities which resulted in proceeds of $32.2 million and a gain before taxes of $21.6 million.

8.     RELATED PARTY TRANSACTIONS

  On January 26, 2007, the Company entered into a note assignment agreement with Stornoway Diamond Corporation ("Stornoway"). The agreement resulted in Stornoway acquiring the C$4.0 million loan payable to the Company by Contact Diamond Corporation in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a deemed value of C$1.25 per share on February 12, 2007.

  In addition, during the quarter the Company purchased from Stornoway C$5 million in unsecured Series A Convertible Debentures and C$5 million in unsecured Series B Convertible Debentures. Both series of debentures mature two years after their date of issue and interest is payable under the debentures quarterly at 12% per annum. At the option of Stornoway, interest payments may be paid in cash or in shares of Stornoway. On the maturity date, the principal amount of the Series A Debentures may be repaid in cash or shares at Stornoway's election and the Series B Debentures must be repaid in cash or shares at the Company's election.

9.     ACQUISITIONS

  Cumberland Resources Ltd.

  On February 14, 2007, the Company and Agnico-Eagle Acquisition Corporation ("Agnico Acquisition"), a wholly-owned subsidiary of the Company, signed an agreement with Cumberland Resources Ltd. ("Cumberland") under which the Company and Agnico Acquisition (the "Offeror") agreed to make an exchange offer (the "Offer") for all of the outstanding common shares of Cumberland not already owned by the Company. The Company owned 2,037,000 or 2.6% of the outstanding shares of Cumberland on a fully diluted basis.

  Under the terms of the offer, each Cumberland share will be exchanged for 0.185 common share of Agnico-Eagle. The agreement valued Cumberland at approximately C$710 million based on 80.0 million fully diluted common shares outstanding and the closing price on February 13, 2007. Cumberland owns 100% of the Meadowbank gold project, located in Nunavut, Canada.

  As of April 30, 2007, 67,709,867 common shares of Cumberland had been validly deposited pursuant to the Offer. All conditions of the Offer have now been complied with. The Offerors have taken up and accepted for payment all Cumberland shares tendered which together with the Cumberland shares owned by the Offerors represent approximately 92.5% of the outstanding Cumberland shares on a fully-diluted basis.

  The Offerors intend to acquire all Cumberland shares not tendered to the Offer on or before the expiry date, by way of a compulsory acquisition or subsequent acquisition transaction.

  In addition, the Company entered into a series of gold derivative transactions in connection with the take-over bid for Cumberland in February 2007. Prior to announcement of the take-over bid by Agnico-Eagle, Cumberland secured a gold loan facility for up to 420,000 ounces. As part of the condition of the gold loan, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Both of Cumberland's derivative positions are for 420,000 ounces of gold and mature on September 20, 2007, the expected drawdown date of the loan. As Agnico-Eagle's philosophy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million.

  The fair market values of these derivative positions at March 31, 2007 were $10.2 million resulting in the recording of an unrealized loss of $5.7 million in the consolidated financial statements for the quarter.

  The purchase price allocation has not yet been finalized. It will be reviewed during the second quarter of 2007 and will be disclosed in the notes of the second quarter 2007 financial statements.

        The following are the commitments and contingencies of Cumberland as of March 31, 2007:

  (a)
  Cumberland has committed to capital expenditures primarily related to the construction of the all weather access road between Baker Lake and the Meadowbank site. As at March 31, 2007 the committed capital expenditures are approximately C$3.5 million.

  (b)
  Cumberland has made restricted deposits of C$5,019,806 at a financial institution that are serving as collateral for two letters of credit issued to a supplier in connection with cancellable contracts for the purchase of a SAG mill and a Ball mill. The deposits are bearing interest at market rates. The deposits will be returned as instalment payments are made on the contracts.

  (c)
  Cumberland has deposits of C$1,410,000 at a financial institution that are serving as collateral for letters of credit that have been pledged in favour of the Kivalliq Inuit Association and the Federal Minister of Indian Affairs and Northern Development. These deposits are bearing interest at market rates and will be returned when Cumberland has satisfied its legal obligations with respect to site reclamation at the Meadowbank mineral property in Nunavut.

  Pinos Altos Project

  In March 2005, the Company entered into an agreement with Industrias Peñoles S.A. de C.V. ("Peñoles") to acquire the Pinos Altos project in Chihuahua, Mexico. The Pinos Altos project is located in the Sierra Madre gold belt, 225 kilometres west of Chihuahua City, the state capital.

  Under the terms of the agreement, Agnico-Eagle had the option to purchase the Pinos Altos project for cash and share consideration. On March 15, 2006, Agnico-Eagle paid Peñoles $32.5 million in cash and 2,063,635 common shares to close the agreement and obtain 100% ownership of the Pinos Altos project. In addition, the Company incurred $0.2 million in transaction costs associated with the property acquisition.

  The allocation of the total purchase price to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$66,809
Transaction costs	167

Total purchase price to allocate	$66,976

Fair Value of Assets Acquired:
Pinos Altos mining property	$66,976

10.   INCOME TAXES

  The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of this interpretation, future tax assets and retained earnings decreased by $4.5 million. There was no change in unrecognized tax benefits in the current quarter. Taxation years from 1998 onward are still open for examination by the tax authorities.

11.   CONTINGENCIES

  The Company was served with a Statement of Claim on April 30, 2007 from a former employee, alleging, among other things, wrongful dismissal and seeking damages of approximately C$13.1 million. The Company believes this claim is frivolous and without merit and will vigorously defend the matter.

12.   COMPARATIVE FIGURES

  Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.

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QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
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